                                                FILED PURSUANT TO RULE 424(b)(3)
                                                  SEC REGISTRATION NO. 333-44026

                               6,900,602 Shares

                          IRVINE SENSORS CORPORATION

                                 Common Stock

     This prospectus covers a total of 6,900,602 shares of our common stock. Certain of our stockholders, whom we refer to in this prospectus as the selling stockholders, have shares of our common stock that they may reoffer for resale from time to time in the public market. This prospectus may also be used by the selling stockholders' pledgees, donees, transferees or other successors in interest. Sometimes we refer to the selling stockholders and their pledgees, donees, transferees or other successors in interest as the sellers. See "Selling Stockholders" for a list of the selling stockholders. Of the shares offered by this prospectus, (1) 3,963,999 shares of common stock were sold in private placements conducted in July and August 2000, (2) 1,982,002 shares of common stock are issuable upon exercise of warrants the investors purchased as part of the private placements, (3) 594,601 shares are issuable upon exercise of warrants we issued to the placement agents in the private placements, including the warrants underlying the agents' warrants; (4) 300,000 shares are issuable upon exercise of outstanding warrants issued under an investment banking relationship; and (5) 60,000 shares were issued for services rendered.

     The sellers may offer the shares of common stock from time to time in brokerage transactions, which may include block transactions, in the over-the-counter market or negotiated transactions at prices and terms prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. The sellers may sell the shares directly to purchasers, through broker-dealers acting as agents for the Sellers or to broker-dealers who may purchase the sellers' shares as principals and then sell the shares from time to time in the over-the-counter market, in negotiated transactions or otherwise, or by a combination of these methods. Broker-dealers who effect these transactions may receive compensation in the form of discounts or commissions from the sellers or from the purchasers of the shares for whom the broker-dealers may act as an agent or to whom them may sell as a principal, or both. See "Plan of Distribution."

     We will not receive any part of the proceeds from the resale of the shares by the selling stockholders. The selling stockholders and broker-dealers, if any, acting in connection with such sales, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of such securities might be deemed to be underwriting discounts and commissions under the Securities Act.

     Our common stock is traded on The Nasdaq SmallCap MarketSM under the symbol "IRSN" and on the Boston Stock Exchange under the symbol "ISC." On August 30, 2000, the closing sale price of our common stock on Nasdaq was $3-1/4 per share.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10.
                               __________

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
     COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 5, 2000.

Neither we nor the selling stockholders have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus is accurate as of the date on the cover. When we or a selling stockholder deliver this prospectus or make a sale pursuant to this prospectus, we are not implying that the information is current as of the date of the delivery or sale.

                                _______________

                               TABLE OF CONTENTS
                                _______________

                                                             Page
                                                             ----
About this Prospectus......................................    3
Where You Can Find More Information........................    4
Information Incorporated by Reference......................    5
Forward Looking Statements.................................    6
Prospectus Summary.........................................    7
Risk Factors...............................................   10
Use of Proceeds............................................   19
Selling Stockholders.......................................   20
Plan of Distribution.......................................   24
Experts....................................................   26
Legal Matters..............................................   26

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, the selling stockholders may sell up to 6,900,602 shares of our common stock described in this prospectus in one or more offerings.

     The selling stockholders received or will receive these shares of common stock in several different ways:

          . The holders of a total of 3,963,999 shares purchased their stock, plus warrants to purchase an additional 1,982,002 shares, in private placements conducted in July and August 2000;

          . The selling agents in the July and August 2000 private placements may acquire up to 594,601 shares by exercising selling agents' warrants and the warrants underlying the selling agents' warrants;

          . The holder of warrants to purchase up to 300,000 shares received those warrants in connection with entering into an investment banking relationship; and

          . The holders of a total of 60,000 shares were issued stock in consideration for consulting services performed for our company.

     You should carefully read this prospectus together with additional information described under the next heading, "Where You Can Find More Information."

     As used in this prospectus, unless the context requires otherwise, "we," "us," "Irvine Sensors," "ISC" or the "Company" means Irvine Sensors Corporation, a Delaware corporation and its predecessor California corporation and consolidated subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can also inspect reports and other information we file with the Nasdaq SmallCap Market at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. We refer to that act throughout this prospectus as the Securities Act. The registration statement contains additional information about us and the common stock. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

     You may also request a copy of these filings at no cost, by writing or telephoning us at the following address:

          Corporate Secretary
          Irvine Sensors Corporation
          3001 Redhill Avenue, Building IV
          Costa Mesa, CA 92626
          Telephone:  (714) 549-8211

     You should rely only on the information provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

     Simply because this prospectus has been delivered or a sale has been made pursuant to this prospectus, you should not assume that such delivery or sale created an implication that all of the facts in the prospectus have remained unchanged. The statements made in this prospectus are made as of the respective dates indicated.

                     INFORMATION INCORPORATED BY REFERENCE

     We are incorporating the following documents previously filed with the SEC into this prospectus:

        (i) Our Annual Report on Form 10-K for the fiscal year ended October 3, 1999, filed pursuant to Section 13 of the Exchange Act;

        (ii) Our Quarterly Report on Form 10-Q for the 39-week period ended July 2, 2000, filed pursuant to Section 13 of the Exchange Act;

        (iii) Our Definitive Proxy Statement for the February 29, 2000 Annual Meeting of Stockholders;

        (iv) All reports filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering; and

        (v) The description of our Common Stock contained in Form 8-A, filed pursuant to Section 12(b) of the Exchange Act.

     Any statements that we make in this prospectus or in any subsequent filings with the SEC modify or supersede any statements in documents incorporated or deemed to be incorporated by reference in this prospectus. If a statement in a document incorporated by reference has been modified by the prospectus or subsequent filings, that statement is no longer deemed to be incorporated by reference except as modified by the prospectus or subsequent filings.

     Upon request, we will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any documents described above, other than certain exhibits to such documents. You should address requests for such copies to: Irvine Sensors Corporation, 3001 Redhill Avenue, Building IV, Costa Mesa, California 92626, Attention: Secretary, telephone (714) 549-8211.

                          FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements which involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these or similar words carefully because they (1) discuss our expectations about our future performance; (2) contain projections of our future operating results or of our future financial condition; (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors discussed in "Risk Factors" later in this prospectus, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You will find additional risks described from time to time in our filings with the SEC. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the risk factors and elsewhere in this prospectus could have a material and adverse effect on our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

                              PROSPECTUS SUMMARY

                          Irvine Sensors Corporation

     We are the developer of proprietary technologies to produce extremely compact packages of solid state microcircuitry, which we believe offer volume, power, weight and operational advantages versus less miniaturized alternatives. These advantages result from our ability to assemble microelectronic chips in a three-dimensional "stack" instead of alongside each other on a flat surface, as is the case with more conventional methods. These stacking technologies have also led to our development of collateral technologies for the design of low power and low noise chips, thinning of chips and various specialized applications of chips and stacked chip assemblies in diverse fields ranging from image processing to optical switches.

     Our core chip-stacking technology was originally conceived and developed as a means of addressing the demands of space-based surveillance. However, the degree of miniaturization potentially realizable from our technologies attracted research and development sponsorship from various U.S. government funding agencies for a wide variety of potential military and space applications. Since inception, we have derived most of our consolidated revenues from government-funded research and development. However, since the early 1990s, we have sought to commercially exploit our technologies, and we have received an increasing share of our consolidated revenues from the sale of commercial products.

     In October 1995, we formed a subsidiary, Novalog, Inc. (Novalog), to commercially exploit our low power chip technology in the field of wireless infrared data communication. In April 1997, we formed a subsidiary, MicroSensors, Inc. (MSI), to commercially exploit our technologies for low noise readout electronics and miniaturized inertial sensors as applied to the field of microelectromechanical systems or "MEMS." In June 1998, we formed a subsidiary, Silicon Film Technologies, Inc. (SFT), formerly Imagek, Inc., to commercially exploit our technologies for miniaturized digital cameras and imaging devices. In March 2000, we formed a subsidiary, RedHawk Vision, Inc., to exploit our software technology for enhancing and extracting photographs from video. All of these subsidiaries are presently consolidated. With respect to our ownership in RedHawk Vision, we are seeking financing, but do not currently have any specific agreements or arrangements committed. We do anticipate that future funding of RedHawk could eventually decrease our ownership interest in this subsidiary below the consolidation level, although there is no assurance that this will happen. We currently own almost all of the stock of MicroSensors and about 95% of the outstanding stock of Novalog, while we have diluted our ownership of Silicon Film Technologies to approximately 53% in order to finance its developmental activities to date. The business plans of each of these subsidiaries require substantial additional capital. We have not yet identified the sources for this needed funding. Therefore, we cannot promise you that any of the subsidiaries will be able to secure the financing they need or that the financing will be available on acceptable terms.

     We were originally incorporated in California in December 1974. We changed our state of incorporation to Delaware by incorporating a new corporation in January 1988 and merging the original California corporation into the new corporation in May 1988. Our principal executive offices are located at 3001 Redhill Avenue, Building 4, Costa Mesa, California 92626, and our telephone number is (714) 549-8211. Our Web site is located at www.irvine-sensors.com. The information contained on our Web site is not part of this prospectus.

                                 The Offering

Common Stock Offered by the Selling Stockholders.......     6,900,602 shares

Common Stock Outstanding...............................     46,527,399 shares as of August 17, 2000. This
                                                            number does not include (1) up to 1,374,379
                                                            shares we may issue upon exercise of
                                                            outstanding options granted pursuant to our
                                                            stock option plans; (2) up to 3,552,282
                                                            shares issuable upon exercise of outstanding
                                                            warrants; and (4) up to 335,000 shares we may
                                                            issue upon conversion of outstanding shares
                                                            of our convertible preferred stock. See
                                                            "Description of Capital Stock."

Risk Factors...........................................     An investment in our common stock involves a
                                                            high degree of risk and purchase of the
                                                            shares should not be considered by any
                                                            persons who cannot afford to lose their
                                                            entire investment. See "Risk Factors."

Use of Proceeds........................................     We will receive no proceeds from the sale of
                                                            the shares by the selling stockholders.

Nasdaq SmallCap Symbol.................................     IRSN

Boston Stock Exchange Symbol...........................     ISC

                            Summary Financial Data

Consolidated Statements of Operations Data:

                                                       Year Ended                                        39 Weeks Ended
                       --------------------------------------------------------------------------  -------------------------
                        October 1,    September 29,   September 28,   September 27,   October 3,     June 27,      July 2,
                          1995            1996            1997            1998          1999          1999          2000
                          ----            ----            ----            ----          ----          ----          ----
Total revenues         $ 8,041,400    $ 12,024,200    $ 13,693,200     $ 9,314,500   $11,100,200   $ 7,697,700   $ 8,572,000

Loss from
  operations            (3,071,500)    (11,154,700)    (14,809,200)     (5,798,200)   (9,785,700)   (6,689,300)   (9,565,100)

Net loss                (4,137,500)    (15,914,700)    (14,875,600)     (4,243,500)   (9,115,700)   (6,361,100)   (8,959,700)

Basic and diluted net
 loss per common
 and common
 equivalent shares     $     (0.28)   $      (0.94)   $      (0.73)    $     (0.19)  $     (0.29)  $     (0.18)  $     (0.23)

Weighted average
 number of shares
 outstanding            14,966,500      16,874,300      20,475,100      24,597,700    31,244,300    38,684,300    34,910,900

     We have not paid cash dividends on any class of our stock since our formation. Under Delaware law there are certain restrictions which currently limit our ability to pay cash dividends. We do not anticipate paying cash dividends at any time in the foreseeable future and we may never declare cash dividends.

     Loss per common and common equivalent shares includes, where applicable, cumulative dividends on Preferred Stock which have not been declared or paid.

Consolidated Balance Sheet Data:

                        October 1,    September 29,  September 28,   September 27,  October 3,    July 2,
                           1995           1996           1997            1998         1999         2000
                       -----------    -----------    -----------      ----------  -----------  -----------
Current assets         $ 9,927,500    $ 9,648,200    $ 6,637,200      $4,802,700  $ 6,640,850  $ 9,129,300
Current liabilities      3,545,400      5,787,100      7,395,600       2,296,000    5,375,300    3,074,300
Working capital          6,382,100      3,861,100       (758,400)      2,506,700    1,265,550    6,055,000
Total assets            15,609,200     21,742,200      9,449,300       7,064,700   10,510,350   14,354,400
Long-term debt           2,451,200      6,565,600      1,457,000         933,700      433,200      300,400
Stockholders' equity
  (deficit)              9,494,100      8,312,700     (2,939,900)      2,347,000    2,212,650    3,018,400

                                 RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before you purchase any shares of our common stock. Additional risks and uncertainties, including those generally affecting the market in which we operate or that we currently deem immaterial, may also impair our business.

Our Current Fiscal Year Losses are Likely to be Much Greater than Those of Fiscal 1999

     Our net losses through the 39-week period ended July 2, 2000 were nearly $9 million with over $3.5 million of that loss being incurred in the 13-week period ended July 2, 2000. The net loss for the 39-week period was approximately $2,600,000 (40%) greater than the comparable period in the previous fiscal year, although the net loss in the 13-week period ended July 2, 2000 was approximately $400,000 less than the comparable 1999 period. See our Quarterly Report on Form 10-Q for the Period Ended July 2, 2000. Since our MicroSensors and Silicon Film subsidiaries are continuing to incur significant development expenses without offsetting revenues, operating losses of this magnitude are continuing in the current fiscal period. Accordingly, we expect our consolidated revenues to be less than our earlier expectations and our losses through our fiscal year ending October 1, 2000 to be much greater than losses as of July 2, 2000 and as compared to last fiscal year. Furthermore, accounting measurements at interim dates, such as July 2, 2000, inherently rely on greater estimates than those that will be reflected in the audited year-end financial statements as of October 1, 2000, which could result in adjustments to prior periods of the current year that could further worsen our results.

We have a History of Losses and a Substantial Accumulated Deficit

     Since our inception, we have incurred substantial losses in every operating fiscal year. Our net losses were $9,115,700 for the fiscal year ended October 3, 1999, $4,243,500 for the fiscal year ended September 27, 1998 and $14,875,600 for the fiscal year ended September 28, 1997. In our current fiscal year, we have recorded a consolidated net loss of $8,959,700 for the 39 weeks ended July 2, 2000. As of July 2, 2000, we had an accumulated deficit of $71,898,400. We cannot promise you that we or any of our subsidiaries or divisions will become profitable in the foreseeable future, if at all, or that any of our subsidiaries will maintain profitability, once achieved.

     We anticipate that our expenses relating to developing, marketing and supporting the commercial development of our technologies through our various divisions and subsidiaries will increase substantially in the future. In particular, we expect to spend significantly on the following activities:

     . Developing new market opportunities for our current and future products and services;

     . Funding more research and development to improve our current products and to create new products and technologies;

     .    Expanding and improving our sales and marketing operations;

     . Developing new channels for distributing our products and providing our services;

     .    Expanding and improving our financial and operational infrastructure;
          and

     .    Broadening our customer support capabilities.

     Accordingly, for the foreseeable future, we expect to experience additional losses as our expenses for developing, marketing and supporting our current technologies and products and developing new technologies and products exceed our total revenues. These additional losses will increase our accumulated deficit.

     For more detailed information concerning our losses and other operating results, please see our Annual Report on Form 10-K for the fiscal year ended October 3, 1999 and our Quarterly Report on Form 10-Q for the period ended July 2, 2000, and in particular, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the consolidated financial statements included in these reports.

We have Shifted Our Business Focus

     Since commencing operations, we have devoted most of our resources to developing technologies for various defense-based applications, principally under government research contracts. In 1992, we began a fundamental shift in our business by broadening our focus to include commercial exploitation of our technologies. Since 1992, we have implemented this movement toward commercialization in a number of ways, including (1) the purchase and later shut down of the IBM cubing line; (2) the creation of the Novalog, MSI, Silicon Film Technology and RedHawk Vision subsidiaries, each of which focuses on particular commercial applications of our technologies; and (3) the development of various stacked-memory products intended for military and aerospace markets. Novalog began selling its products in October 1995; MSI received its first commercial contract in June 1998, Silicon Film Technology is qualifying its initial planned product, and RedHawk Vision is developing its initial planned product. Therefore, while the changes noted above have made possible new consolidated revenue sources, they have not yet produced profitability on a consolidated company level. Because of this limited and not-yet successful commercial history, we cannot promise you that we will be able to make a successful shift from government research and development contract work to being a company that has products the commercial marketplace will accept and purchase.

Our Future Operating Results are Uncertain and are Likely to Fluctuate Significantly

     Our revenues, gross margins and other operating results may vary significantly from quarter to quarter. The fluctuations may be due to a number of factors, many of which are beyond our control. These factors include:

     .    Our or our competitors' introduction of new or enhanced products;

     . Market acceptance of our or our customers' existing or planned products;

     . Conflicting demands or other disruptions to our manufacturing sources of supply;

     . The time it takes for us to bring to market our products currently under development; and

     .    Our or our competitors' price changes or changes in pricing models.

     Due to all of the foregoing factors, we do not believe that period-to-period comparisons of our historical results of operations are good predictors of future performance. Furthermore, it is possible that in some future quarters our results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of our stock will likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K and Form 10-Qs for a more detailed analysis of our period-to-period results.

We Expect to Need Additional Financing

     If we cannot raise funds, when needed, on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could materially and adversely affect our business and annual results of operations. The failure to generate sufficient cash flows or to raise sufficient funds to finance growth could require us to delay or abandon some or all of our plans or forego new market opportunities, making it difficult for us to respond to competitive pressures. We believe that our cash balances of approximately $12,700,000 as of August 17, 2000 and cash flows from operations will be adequate to fund our operations for at least the next 12 months. Nevertheless, we may need to raise more money within the next 12 months for unforeseen reasons. In addition, we are likely to need to raise more money thereafter either because the product development and market introduction costs of the products currently contemplated in our business plan and those of our subsidiaries are not yet being fully funded by internally-generated cash flows or because our plans have changed in response to our market circumstances and opportunities. Our capital requirements depend on many factors, including, but not limited to:

     .    The rate at which we develop and introduce our products and services;

     . The market acceptance and competitive position of our products and services;

     . The level of promotion and advertising required to market our products and services and attain a competitive position in the marketplace; and

     .    The response of competitors to our products and services.

     At the time we require additional funding, such funding might not be available on terms favorable to our stockholders or us or in sufficient amounts. If additional funds are raised through the issuance of common stock, such stock might be offered at a price lower than the fair market value of our common stock at the time of the sale and would therefore reduce the value of the common stock of our then current stockholders. Even if the value of our common stock does not decrease, the percentage ownership of our then current stockholders will be reduced by the issuance of the new stock.

Third-Party Financing of Our Subsidiaries Will Reduce Our Control, Increase Our Risks and Could Reduce Our Potential Return

     The financing of our Novalog and Silicon Film subsidiaries to date have involved significant sales of minority equity interests, reducing our ownership at one point to under 70% of each. We have repurchased some of the minority equity interests of Novalog, increasing our ownership to about 95%, before the effect of outstanding options and warrants. However, absent receipt of a significant amount of proceeds from future financings, we will not have sufficient discretionary capital to continue this practice with respect to Novalog or any other subsidiary or to adequately finance the future business plans of any of our subsidiaries. With respect to our ownership in RedHawk Vision, we are seeking financing, but do not currently have any specific agreements or arrangements committed. We do anticipate that future funding of RedHawk could eventually decrease our ownership interest in this subsidiary below the consolidation level, although there is no assurance that this will happen. Our subsidiaries are all seeking to sell additional equity interests to finance at least some portion of their business plans. Our ability to enjoy the benefits of any potential increase in value on the part of our subsidiaries can be greatly reduced by third-party financings. This is true both because of reduced equity interests in the subsidiaries and because our control of our subsidiaries is lessened or eliminated. Significant third-party investment in our subsidiaries will likely result in third-party investors receiving subsidiary board representation and/or protective covenants that could result in our losing voting control of our subsidiaries. In the current fiscal year, Silicon Film closed a third party convertible preferred stock financing involving such features plus additional investor protections. The fully diluted effect of this financing has reduced our voting power to slightly above 50% as of July 2000 and would fall to slightly below 40% after the future effect of warrant and option exercises. We could experience additional dilution due to default or price anti-dilution provisions of Silicon Film's most recent private financing or a subsequent IPO, if one were to occur. In certain circumstances, it is possible that we or our subsidiaries could experience very substantial transaction costs or "break-up" fees in connection with efforts to obtain financing. Third-party financings of subsidiaries will inherently complicate our fiduciary and contractual obligations and could leave us more vulnerable to potential future litigation. The outcome of litigation is inherently unpredictable, and even the costs of prosecution could have a materially adverse effect on our results of operations.

We have Recently Made a Material Management Change and are Searching for a New Chief Executive Officer

     On June 22, 2000, we announced that James Evert, who was our President and Chief Executive Officer beginning in February 1997, had resigned his positions with the Company and its subsidiaries (other than RedHawk Vision, Inc.) in order to devote his time to RedHawk Vision, Inc., our newest operating subsidiary. Robert G. Richards, retired President of Aerojet Electronic Systems Division and a member of our Scientific Advisory Board since early 1999, was appointed Chief Executive Officer on an interim basis to serve while we search for a permanent replacement for Mr. Evert. Competition for highly qualified chief executive officers in high technology companies is intense, and there is no assurance that we will be able to find and hire an acceptable person on terms that the Board of Directors deems appropriate. In addition, any new chief executive officer, when hired, will want to advance his or her own vision of the Company's goals and direction, and therefore we cannot predict whether there will be significant changes to our current business plan in the future.

You are Facing a Substantial Investment Risk by Purchasing Our Securities

     Your investment in our securities must be considered an investment risk due to the nature of our business, the industry in which we operate, the present stage of our development, as well as the corresponding factors for our subsidiaries. Our future and that of our subsidiaries is greatly dependent upon the successful introduction of new products related to various emerging market areas. The subsidiary operations are additionally subject to all of the risks inherent in a new business enterprise, including (1) the absence of a substantial operating history, (2) the shortage of cash, (3) under capitalization and (4) the substantial expense of new product development. We expect to encounter various problems, expenses, complications and delays in connection with the development of our products and business and those of our subsidiaries. We cannot promise you that we or our subsidiaries will be able to overcome such obstacles and achieve, and then sustain, profitable operations.

We Remain Partially Dependent on Defense Contract Revenues which are Subject to Economic and Other Risks Beyond Our Control

     Although we have been shifting our focus to include commercial exploitation of our technology, we expect to continue to be dependent upon research and development contracts with federal agencies and their contractors for a substantial, but diminishing portion of our consolidated revenues for the foreseeable future. General political and economic conditions, which no one can accurately predict, directly and indirectly affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially-funded contracts can be affected by such factors. Therefore, cutbacks in the federal budget could have a material adverse impact on our results of operations as long as research and development contracts remain an important element of our business.

Our Future Success Depends on the Timely Completion and Market Acceptance of New Products and Our Ability to Keep Up with Rapid Technological Change

     Rapidly changing technology, evolving industry standards, frequent announcements and introductions of new or enhanced products and services and changing customer demands characterize the markets for our products. Both we and our subsidiaries are focused on emerging markets that are potentially subject to rapid growth. It is very difficult to predict market reaction to new products in such circumstances. It is critical to our success that we move quickly to market with new products before technological advances make them obsolete. We may not be able to do so. We are also dependent upon our ability to adapt to rapidly changing technologies, to adapt our products to meet evolving industry standards and to continually improve the performance, features and reliability of our products in response to both changing customer demands and competitive product offerings. Moreover, we cannot promise you that customers in these emerging markets will react favorably to ours or our subsidiaries' present or future products. It is important that we not only receive favorable market reaction initially, in order to begin generating sales, but we must be able to sustain the customers' level of interest in our products. In addition, because we have a limited history of competing in the intensely competitive commercial electronics industry, we cannot promise you that we will successfully be able to develop, manufacture and market additional commercial product lines or that such product lines will be accepted in the commercial marketplace. If we fail to successfully and quickly adapt to changing technologies and customer requirements, our business, results of operations and financial condition could be materially and adversely affected.

Our Markets are Highly Competitive

     The commercial electronics markets into which we and are subsidiaries are entering are intensely competitive and rapidly evolving. We expect competition to continue to increase both from existing competitors and new market entrants. We believe that our ability to compete depends on many factors both within and beyond our control, including:

     . The performance, features, price and reliability of our products as compared to those of our competitors;

     . The timing and market acceptance of new products and enhancements to existing products developed by us and our competitors;

     .    The quality of our customer service and support; and

     .    The effectiveness of our sales and marketing efforts.

     Virtually all of our current and potential competitors have longer operating histories in the commercial electronics market, and significantly greater financial, technical, marketing and other resources than we do. As such, they may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, or offer more attractive terms to purchasers than we can.

     Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could impair our finances and business prospects. We cannot assure you that we will be able to compete successfully against existing or potential competitors or that competitive pressures will not materially impair our finances or business prospects.

We may be Unable to Protect Our Proprietary Rights in Our Products and
Technology

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark laws. As of July 2, 2000, we own 45 U.S. patents and eight foreign patents, and we have other patent applications pending before the U.S. Patent and Trademark Office as well as various foreign jurisdictions. We cannot assure you that patents will issue based on any of our patent applications. Even if patents do issue, our existing and future patents and other intellectual property rights maybe successfully challenged by others or invalidated. We cannot promise you that any existing or future patents will survive a challenge or will otherwise provide meaningful protection from competition. Furthermore, we cannot assure you that we or our subsidiaries will have the financial resources to provide vigorous defense or enforcement of patents or other intellectual property rights. If our proprietary rights are infringed by a third party, the value of our technology and products could be diminished and additional competition might result from the third party's use of those rights, which would materially and adversely affect our business and results of operations. If patents do not issue from our patent applications because third parties already claim patent protection, our use of certain of our technologies and products would be restricted unless we entered into arrangements with the third-party owners, which might not be possible on reasonable terms.

     We and our subsidiaries generally enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our products or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. There is also the risk that third parties could independently develop products or technology that are equivalent or superior to ours or that of our subsidiaries. In such case, we would have no course of action against such third parties.

     We have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the business partners to whom we grant non-exclusive licenses, they may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, we cannot assure you that these licensees will take the same steps we have taken to prevent misappropriation of our solutions or technologies.

Third Parties May Assert Infringement Claims Against Us

     Third parties may assert infringement claims against us. We do not believe that our technological processes infringe the proprietary rights of others, but we cannot assure you that third parties will not assert claims that we violate their rights. Although there have not been any claims of these types in the past, any claims or litigation, if they occur, could subject us to significant liability for damages or could result in invalidation of our rights. In addition, even if we were to prevail, litigation could be time-consuming and expensive to defend and could result in diversion of our time and attention, which could materially and adversely affect our business and results of operations. Any claims or litigation from third parties might also result in limitations on our ability to use the intellectual property subject to these claims or litigation unless we entered into arrangements with the third parties responsible for the claims or litigation, which might be unavailable on reasonable terms, if at all.

Government Rights Limit Our Intellectual Property Rights

     Whatever degree of protection, if any, is afforded to us or our subsidiaries through our patents, proprietary information and other intellectual property, this protection will not extend to government markets that use certain segments of our technology. The government has the right to royalty-free use of technologies that we have developed under government contracts, including portions of our stacked circuitry technology. We are free to commercially exploit such government-funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you we could successfully do so.

We are Highly Dependent on Our Third Party Suppliers

     Since the closure of our manufacturing facilities for the stacked cubing line in Vermont, we have had no significant manufacturing capabilities and have no plans to directly conduct the manufacture of our products in the foreseeable future. We and our subsidiaries extensively use third party suppliers to manufacture our products and prototypes of our future products. At the projected level of operations, both we and our subsidiaries have identified sources that are believed to be adequate to meet identified needs. However, we have experienced intermittent delays from such sources and are likely to continue to do so until we can develop multiple sources of supply. Moreover, we cannot assure you that we or our subsidiaries will be able to cover changing manufacturing needs in the future. If we are unable to do so, that failure will have a material adverse impact on our operations and that of our subsidiaries. Moreover, since we do not have our own manufacturing capability, we may be less able to respond to competitive changes in the marketplace than our competitors who do have control of their own manufacturing facilities. That could give our competitors a substantial advantage.

Our Success Depends on Certain Key Employees

     Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel and their ability to execute our growth strategy. The loss of the services of any of our senior level management or other key employees would likely have a material adverse effect on our business and quarterly and annual results of operations. See "We have Recently Made a Material Management Change and are Searching for a New Chief Executive Officer," above.

     Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is extremely intense. We may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. We expect in the future to continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Future Sales of Shares by Existing Stockholders Could Affect Our Stock Price

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Since April 1998, we have registered for resale by selling stockholders approximately 25,400,000 shares of Common Stock, including the 6,900,602 shares of common stock covered by this prospectus, although we believe many of these shares have been resold pursuant to those registration statements, it is likely that many have not. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline.

You should not Rely on Press Releases, News Articles or Other Information not Contained in this Prospectus

     From time to time, we issue press releases concerning our products and services or other information about us or our subsidiaries. In addition, traditional and electronic publications or discussion forums may present information about us or our products and services. The information contained in these press releases, publications or forums may not be accompanied by other important information necessary for investors to fairly understand our business and the risks associated with an investment in our stock due, in part, to the practical limitations on the form and length of these channels of communications. In addition, online message boards and other forms of online communication among investors or other persons are not forums in which we have provided the information. It is common that some of the information posted or discussed in these forums is inaccurate. Therefore, you should not rely on any information not contained in this prospectus and our other documents filed with the SEC in making a decision to buy or sell our stock.

The Price of Our Common Stock is Likely to be Volatile

     The market prices of the securities of technology companies have been especially volatile. Our stock, in particular, has been extremely volatile in recent months. Between February 1, 2000 and August 15, 2000, our stock has closed at prices ranging from a high of $16-9/16 on March 6, 2000 to a low of $2-13/16 on August 2, 2000. If our revenues do not grow or grow more slowly than we anticipate, or if operating or capital expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, if the market for technology stocks or the stock market in general experiences another loss in investor confidence as it did in April 2000, the market price of our common stock could be materially and adversely affected for reasons unrelated to our specific business or results of operations. General market price declines or volatility in the future could adversely affect the price of our common stock. Short-term trading strategies of certain investors can also have a significant effect on the price of specific securities.

We do not Expect to Pay Dividends

     We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Except as required by the terms of our preferred stock, we currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

Provisions of Our Corporate Charter Documents Could Delay or Prevent a Change of Control

     Our Certificate of Incorporation grants our board of directors the authority to determine the relative rights and preferences of our preferred stock and gives the board the authority to issue such shares, all without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our company's assets upon liquidation, the right to special voting privileges, the right to receive dividends before dividends would be declared upon the common stock and the right to redemption of such shares, together with a premium, prior to the redemption of common stock. Our existing common and preferred stockholders have no redemption rights. The ability of the board to issue large blocks of preferred stock could have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such authority may delay or prevent a change of control of our company.



                                USE OF PROCEEDS

     We will receive no part of the proceeds of any sales or transactions made by the selling stockholders and/or their respective pledgees, donees, transferees or other successors in interest hereunder. Nevertheless, we will pay substantially all of the expenses incident to the offering of the shares, other than any discounts, concessions or commissions payable to any underwriters, dealers or agents, which expenses will be borne by each selling stockholders.

                             SELLING STOCKHOLDERS

     The selling stockholders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the 6,900,602 shares of common stock. The selling stockholders received these shares of common stock in one of the following transactions:

          . The holders of a total of 3,963,999 shares purchased their stock in private placements conducted in July 2000 and August 2000 and these holders also acquired warrants to purchase an aggregate of 1,982,002 additional shares of common stock in these placements;

          . The selling agents in the July 2000 and August 2000 private placements may acquire up to 594,601 shares by exercising selling agents' warrants and the warrants underlying the agents' warrants;

          . The holder of other warrants is entitled to exercise those warrants to purchase a total of 300,000 shares; and

          . The holders of a total of 60,000 shares were issued stock in payment for consulting services they performed for our company.

     The selling stockholders, or their pledgees, donees, transferees or other successors in interests, may offer the shares of common stock owned by them for sale as principals for their own accounts at any time and from time to time, on the Nasdaq SmallCap Market or in the over-the-counter market or otherwise at prices and terms then prevailing or related to the then current market price. The selling stockholders, or their pledgees, donees, transferees or other successors in interests, may also offer the shares in private sales at prices they negotiate. We will not receive any of the proceeds from the sale of any of the shares. Selling stockholders are not obligated to reimburse us for any portion of the expenses we incur in connection with this offering.

     Except as otherwise disclosed herein, to our knowledge and based on certain representations made by the selling stockholders, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The following table sets forth the name of each such selling stockholder and the shares of common stock beneficially owned by each such holder as of August 15, 2000 and immediately after the offering (assuming the sale of all of their shares offered hereby). Since the date on which they provided us with the relevant information, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock.

     Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

                                         Number of Shares                  Beneficial Ownership
                                        Beneficially Owned      Shares     Following Offering(1)
                                                                           ---------------------
                                           Prior to the         to be       Number of   Percent
                 Name                        Offering            Sold        Shares      Owned
--------------------------------------  -------------------  ------------  -----------  --------
Jeffrey Thorp, IRA Bear Stearns
    Sec Corp Custodian(2)                    1,500,000   (3)  700,001  (4)           0         0
Jeffrey Thorp, IRA Rollover Bear
    Stearns SEC Corp Custodian(2)            1,500,000   (5)  799,999  (4)           0         0
Edward O. Thorp & Associates LP                300,000   (6)  300,000                0         0
Scout Capital Partners(7)                      250,001   (8)   97,700  (4)           0         0
Scout Capital Fund, Ltd.(7)                    250,001   (9)  152,301  (4)           0         0
Archer Fund, LP                                100,000  (10)  100,000                0         0
Gryphon Partners                               900,000  (11)  900,000                0         0
Dunnville Finance SA (12)                    1,741,119  (13)  500,000        1,241,119       2.6
Terivian Enterprises (12)                    2,117,691  (14)  750,000        1,367,691       2.9
Tocqueville N.V.(12)                            50,000  (15)   50,000                0         0
Purling Holdings Limited (12)                  156,481  (16)  125,000           31,481         *
Felcom Capital Corp. (12)                       30,000  (17)   30,000                0         0
Bergmont Limited (12)                           30,000  (17)   30,000                0         0
Anita Berkis                                    30,000  (17)   30,000                0         0
Concorde Bank Ltd. (12)                        105,993  (15)   50,000           55,933         *
Sanctus Spiritus (Antilles) N.V.(12)           100,000  (10)  100,000                0         0
Crescent International Ltd. (12)               711,604  (18)  450,000          261,604         *
Oxcal Venture Fund LP (19)                      91,000  (20)   50,000           41,000         *
Banque Privee Edmund de
   Rothschild Luxembourg (12)(21)              246,001  (22)  125,001          121,000         *
Montaigne Fund, N.V.(12)                        75,000  (23)   75,000                0         0
Paul Dutrieux                                   75,000  (23)   75,000                0         0
Jean Dumont                                    130,000  (24)   75,000           55,000         *
Myles T. Stott                                 104,500  (25)   49,500           55,000         *
Serge DuBois                                    60,000  (26)   24,000           44,000         *
Preston Assets Management (12)                 300,000  (27)  150,000          150,000         *
Charles B. Krusen                               15,000         15,000                0         0
Krusen Brothers Interests                       15,000         15,000                0         0
Canadian Imperial Holdings, Inc.(12)           127,500        127,500                0         0
Marc Dumont (28)(29)                            99,167  (30)   37,350           61,817         *
Jesse B. Shelmire (29)                         347,876  (31)  257,124                0         0
Scott R. Griffith (29)                         347,876  (31)  257,124                0         0
Griffith Shelmire Partners, Inc. (29)          605,000  (32)   90,752                0         0
Bailey & Company Inc. (29)                     252,250  (33)  252,250                0         0
Ingo v. Fischern                                15,000         15,000                0         0
Christopher Freese                              22,500         22,500                0         0
Wolfgang Seidel (28)                           237,500         22,500          214,500         *


                                         (footnotes continued on following page)

(continued from previous page)
___________
* Less than 1%.

(1) Unless otherwise indicated, all of the shares beneficially owned by each of the selling stockholders is registered for resale on the registration statement in which this prospectus is a part or under other effective registration statements we have previously filed to register their shares. Accordingly, the shares and percentages following the offering may not tell you the true number of shares owned by the selling stockholder because sales could also be made under other prospectuses. These columns only reflect the impact of sales under this prospectus. You should be aware that all of the shares can be sold, except where expressly noted to the contrary.
(2) Includes the shares of common stock and warrants registered to both Jeffrey Thorp, IRA Bear Stearns SEC Corp Custodian and Jeffrey Thorp, IRA Rollover Bear Stearns SEC Corp Custodian because Jeffrey Thorp is the beneficial owner of both IRA accounts.
(3) Includes 233,334 shares of common stock issuable upon exercise of currently exercisable warrants.
(4) Includes only the shares beneficially owned by the selling stockholder being registered for resale and excludes those shares that are registered to another stockholder but may be deemed to be beneficially owned by this stockholder.
(5) Includes 266,666 shares of common stock issuable upon exercise of currently exercisable warrants.
(6) Includes 100,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(7) Includes shares of common stock and warrants registered to both Scout Capital Partners and Scout Capital Fund, Ltd., both of which are affiliated entities under common control.
(8) Includes 32,567 shares of common stock issuable upon exercise of currently exercisable warrants.
(9) Includes 50,767 shares of common stock issuable upon exercise of currently exercisable warrants.
(10) Includes 33,333 shares of common stock issuable upon exercise of currently exercisable warrants.
(11) Includes 300,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(12) The Selling Stockholder is an offshore corporation or partnership that has invested either as principal or on behalf of its clients. In the latter circumstances, the laws of certain jurisdictions protect the identity of such clients from public disclosure.
(13) Includes 414,786 shares of common stock issuable upon exercise of currently exercisable warrants.
(14) Includes 324,074 shares of common stock issuable upon exercise of currently exercisable warrants.
(15) Includes 16,667 shares of common stock issuable upon exercise of currently exercisable warrants.
(16) Includes 49,074 shares of common stock issuable upon exercise of currently exercisable warrants.
(17) Includes 10,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(16) Includes 20,667 shares of common stock issuable upon exercise of currently exercisable warrants.
(17) Includes 33,333 shares of common stock issuable upon exercise of currently exercisable warrants.
(18) Includes 190,804 shares of common stock issuable upon exercise of currently exercisable warrants.
(19) The selling stockholder is an investment limited partnership. Grover T. Wickersham, a partner in the law firm of Grover T. Wickersham, P.C., one of our company's law firms, may be deemed to be a beneficial owner of the selling stockholder because of his investment control. He disclaims such beneficial ownership of any such shares.
(20) Includes 24,667 shares of common stock issuable upon exercise of currently exercisable warrants.
(21) The beneficial owner of these securities is Vernes World Fund which is an offshore corporation or partnership that has invested either as principal or on behalf of its clients. In the latter circumstances, the laws of certain jurisdictions protect the identity of such clients from public disclosure. Only the securities beneficially owned by Vernes World Fund are included in the holdings registered in the name Banque Privee Edmund de Rothschild Luxembourg.
(22) Includes 52,667 shares of common stock issuable upon exercise of currently exercisable warrants.
(23) Includes 25,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(24) Includes 30,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(25) Includes 21,500 shares of common stock issuable upon exercise of currently exercisable warrants.
(26) Includes 12,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(27) Includes 50,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(28) Selling stockholder is a director of Irvine Sensors Corporation.

                                         (footnotes continued on following page)

(29) Selling stockholder served as a selling agent or a subagent for one of the private placements of certain of the securities we have registered on the registration statement of which this prospectus is a part.
(30) Includes 37,350 shares of common stock issuable upon exercise of currently exercisable warrants.
(31) Includes 90,752 shares of common stock issuable upon exercise of warrants registered in the name of Griffith Shelmire Partners, Inc., a partnership of which the selling stockholder is a principal and as to which the selling stockholder may be deemed to be a beneficial owner. However, shares indicated to be sold are only those shares registered in the name of the selling stockholder.
(32) Includes an aggregate of 514,248 shares of common stock registered in the names of Jesse B. Shelmire and Scott R. Griffith, the principals in the selling stockholder. Shares indicated to be sold are only those shares registered in the name of the selling stockholder.
(33) Includes 252,250 shares of common stock issuable upon exercise of currently exercisable warrants.

                             PLAN OF DISTRIBUTION

     This prospectus covers the resale of the shares of common stock by the selling stockholders, or their pledgees, donees, transferees or other successors in interests. These persons are collectively referred to as the sellers.

     The sellers may from time to time sell the shares of common stock offered hereunder. They may make these sales on the Nasdaq SmallCap Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. They may sell the shares of common stock:

     . to or through one or more broker-dealers, acting as agent or principal in underwritten offerings;

     .    block trades;

     .    agency placements;

     .    exchange distributions;

     .    brokerage transactions;

     .    privately negotiated transactions;

     .    short sales; or

     .    in any combination of transactions.

     Any or all of the sales or other transactions involving the common stock described in this prospectus, whether effected by the sellers, any broker dealer or others, may be made pursuant to this prospectus. In addition, sellers with shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may sell those shares under Rule 144 rather than pursuant to this prospectus.

     To comply with the securities laws of certain states, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

     ISC and the selling stockholders have agreed, and later may further agree, to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the common stock, including liabilities arising under the Securities Act.

     We will amend or supplement this prospectus in the following circumstances and to the following extent: (1) if the securities are to be publicly sold at a price other than the prevailing market price, to disclose such price; (2) if the securities are to be sold in block transactions and the purchaser intends to resell, to disclose the nature and extent of such arrangements; or (3) if the compensation to be paid to broker-dealers is other than usual and customary discounts, concessions or commissions, to disclose the terms of such broker-dealer compensation. In the above-circumstances, the sellers may not make any offers or sales until an effective amendment or prospectus supplement is available.

     In connection with any transaction involving our common stock, broker-dealers or others may receive from the sellers, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. The sellers and any broker-dealers acting in connection with such sales, might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any part of the proceeds from the sale of the shares of common stock by the selling stockholders.

                                    EXPERTS

     The consolidated financial statements of Irvine Sensors Corporation for the fiscal years ended October 3, 1999 and September 27, 1998 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended October 3, 1999, have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements for the year ended September 28, 1997 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended October 3, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The statements contained in the section entitled "Business - Patents, Trademarks and Licenses" of the Annual Report on Form 10-K for the fiscal year ended October 3, 1999, incorporated by reference in this prospectus, are included in reliance upon the opinion of Thomas J. Plante, Esq., Irvine, California, patent counsel for ISC, and upon his authority as an expert.


                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of common stock offered by this prospectus will be passed upon for us by Grover T. Wickersham, P.C., Palo Alto, California. Attorneys in that law firm are the owners of 12,500 shares of common stock and warrants to purchase 12,500 shares of Common Stock. In addition, an attorney in that firm may be deemed to be the beneficial owner of an additional 58,000 shares of common stock owned by two limited partnerships over which he has investment control. However, he disclaims beneficial ownership of such shares.

                               6,900,602 Shares


                          IRVINE SENSORS CORPORATION


                                 Common Stock



                               September 5, 2000